NEWS RELEASE

May 24, 2023
Exscientia Business Update for First Quarter 2023

OXFORD, U.K. - Exscientia plc (Nasdaq: EXAI)

Recent advancements in the Company’s pipeline, collaborations and operations, as well as financial results for the first quarter 2023, are summarised below. Exscientia will host a conference call Wednesday, May 24 at 1:30 p.m. BST / 8:30 a.m. EDT.

“With our sixth AI-designed compound reaching the clinical development stage plus two more in active IND/CTA-enabling studies, Exscientia’s pipeline of wholly owned and partnered drug candidates is progressing rapidly,” said Professor Andrew Hopkins FRS FMedSci, founder and Chief Executive Officer of Exscientia. “Most recently, the first patient has been dosed in our IGNITE Phase 1/2 clinical trial. While many people are familiar with Exscientia’s industry leading drug design capabilities, we also continue to clinically validate our novel, AI-enabled biomarker strategy to ensure that the right patients can benefit from precision medicines in the future.”

Recent Highlights
Internal pipeline
●In May 2023, the first patient was dosed in the Phase 1/2 IGNITE clinical trial of EXS21546 (‘546), Exscientia's A2AR antagonist, for the treatment of relapsed/refractory renal cell carcinoma (RCC) and non-small cell lung cancer (NSCLC)
●In April 2023, Exscientia presented four posters at the AACR Annual Meeting highlighting Exscientia’s ability to precision design molecules coupled with the development of multi-gene signatures. The clinical and preclinical data highlighted two programmes, ‘546 and EXS74539 (‘539)
●In March 2023, Exscientia announced two new wholly-owned precision designed molecules, ‘539, an LSD1 inhibitor, and EXS73565 ('565), a MALT1 inhibitor
○‘539 and ‘565 continue to progress through IND/CTA-enabling studies and Exscientia expects to provide an update on clinical development plans in the second half of 2023
○Company remains on track to meet target of four candidates in clinical development by 2024 (not including Sumitomo Pharma programmes)

Partnered programmes
●In May 2023, Exscientia announced that DSP-2342, the third compound from the collaboration with Sumitomo Pharma, will enter Phase 1 clinical trials. It is the third molecule created utilising Exscientia’s AI-driven drug discovery platform under a design-as-a-service (DaaS) collaboration with Sumitomo Pharma. The collaboration is now complete and Exscientia retains no economics
●In February 2023, Exscientia announced the initiation of a first-in-human study of EXS4318 (‘4318), the first immunology & inflammation candidate designed by Exscientia and in-licensed by Bristol Myers Squibb
○The potentially first-in-class potent and selective PKC-theta inhibitor is currently in Phase 1 clinical trials in the United States

Collaboration with Charité
●In March 2023, Exscientia announced a collaboration with leading European medical centre Universitätsmedizin Berlin (Charité) to further validate Exscientia’s precision medicine platform to predict response in haematological cancers
●Charité will also establish a biobank of viably cryopreserved blood, bone marrow and lymph node tissues to support further technology development and preclinical research projects at both Exscientia and Charité

AI and automation highlighted at SLAS 2023
●In May 2023, Exscientia announced the presentation of an oral and poster presentation and the closing keynote for the Society for Laboratory Automation and Screening (SLAS) Europe Conference and Exhibition held in Brussels, Belgium taking place from May 22-May 25. The presentations highlight Exscientia's leadership in AI-enabled drug discovery, including advancements in automation

Investor Call and Webcast Information
Exscientia will host a conference call on Wednesday, May 24 at 1:30 p.m. BST / 8:30 a.m. ET.
A webcast of the live call can be accessed by visiting the “Investors and Media” section of the Company’s website at investors.exscientia.ai. Alternatively, the live conference call can be accessed by dialling +1 (888) 330 3292 (U.S.), +44 203 433 3846 (U.K.), +1 (646) 960 0857 (International) and entering the conference ID: 8333895. A replay will be available for 90 days under "Events and Presentations” in the “Investors and Media” section of the Exscientia website.

First Quarter 2023 Financial Results
For the convenience of the reader, the Company has translated pound sterling amounts to U.S. dollars at the rate of £1.000 to $1.2369, which was the noon buying rate of the Federal Reserve Bank of New York on March 31, 2023.

Revenue: Revenue for the first quarter 2023 was $7.1 million, compared to $8.6 million for the three months ended March 31, 2022.

Research and development expenses: R&D expenses for the three months ended March 31, 2023 were $41.3 million, as compared to $28.9 million for the three months ended March 31, 2022. The increase in research and development expenses was in part due to the growth of our internal and co-owned portfolio, increased headcount and increased depreciation charges arising from continued investment into laboratory equipment.

General and administrative expenses: G&A expenses for the three months ended March 31, 2023, were $13.5 million, or 20.7% of total operating expenses. For the first quarter 2023, G&A expenses increased by $3.8 million compared to the first quarter 2022, primarily associated with an increase in personnel costs associated with growth in headcount.

Cash inflows: For the first quarter 2023, Exscientia received $0.5 million in cash inflows from its collaborations as compared to $6.3 million during the first quarter 2022.

Net operating cash flow and cash balance: For the three months ended March 31, 2023, net operating cash outflows were $53.7 million, in comparison to net operating cash outflows of $19.4 million for the three months ended March 31, 2022, reflecting increased research and development spend as well as working capital outflows. Cash, cash equivalents and short term bank deposits as of March 31, 2023 were $553.3 million, as compared to $625.6 million as of December 31, 2022 using the March 31, 2023 constant currency rate.
●Includes constant currency mark-to-market foreign exchange impact of -2% based on the strengthening of pounds sterling through March 31, 2023
●During the first quarter of 2023, Exscientia recognised net foreign exchange losses of $1.5 million
●The Company holds its deposits in both GBP and USD, intended to match expected operational cash needs in order to limit the impact of exchange rate fluctuations

SELECTED CONSOLIDATED STATEMENT OF OPERATIONS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2369)

	Three months ended March 31,
	2023	2022
Revenue	7.1	8.6
Cost of sales	(10.5)	(7.0)
Research and development expenses	(41.3)	(28.9)
General and administrative expenses	(13.5)	(9.7)
Operating expenses	(65.3)	(45.6)
Foreign exchange (losses)/gains	(1.5)	12.0
Other income	3.2	1.8
Operating loss	(56.5)	(23.2)
Finance income/(expense)	4.1	(0.0)
Share of loss on joint ventures	(0.5)	(0.3)
Loss before taxation	(52.9)	(23.5)
Income tax benefit	6.3	4.4
Loss for the period	(46.6)	(19.1)
Net loss per share	(0.38)	(0.16)
Weighted average shares outstanding (basic and diluted)	123,257,529	120,959,726

SELECTED CONSOLIDATED BALANCE SHEET, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2369)

	March 31, 2023	December 31, 2022
Cash, cash equivalents and short term deposits	553.4	625.6
Total assets	746.2	803.5
Total equity	553.8	592.3
Total liabilities	192.4	211.2
Total equity and liabilities	746.2	803.5

SELECTED CONSOLIDATED STATEMENT OF CASH FLOWS. CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2369)

	March 31, 2023	March 31, 2022
Net cash outflows from operating activities	(53.7)	(19.4)
Net cash flows used in investing activities	(202.1)	(5.3)
Net cash used in financing activities	(0.9)	(3.3)
Net decrease in cash and cash equivalents	(256.7)	(28.0)
Exchange (loss)/gain on cash and cash equivalents	(2.0)	9.6
Net decrease in cash, cash equivalents and short-term bank deposits*	(72.3)	(18.4)
* Includes both increases in short term bank deposits and foreign exchange gains/(losses) on cash and cash equivalents

About Exscientia
Exscientia is an AI-driven precision medicine company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients.

For more information visit us on https://www.exscientia.ai or follow us on Twitter @exscientiaAI.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to: the progress of discovery and development of candidate molecules; the timing and progress of, and data reported from, clinical trials of Exscientia’s product candidates; and the progress and outcome of Exscientia’s collaboration with Charité. Any statement describing Exscientia’s goals, plans, expectations, projections, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to: the initiation, scope and progress of Exscientia’s and its partners’ planned and ongoing pre-clinical studies and clinical trials and ramifications for the cost thereof; clinical, scientific, regulatory and technical developments; Charité’s actions under the collaboration agreement, including with respect to establishing a biobank of cryopreserved tissues; the process of discovering, developing and commercialising product candidates that are safe and effective for use as human therapeutics; and the endeavour of building a business around such product candidates. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 23, 2022 (File No. 001-40850), and other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgement of its management, these statements are based only on facts and factors currently known by the Company. As a result, you are cautioned not to rely on these forward-looking statements.

Investor Relations:
Sara Sherman
investors@exscientia.ai

Media:
Oliver Stohlmann
media@exscientia.ai